Exhibit 20

                                      Ford


NEWS

Contact:        George Pipas
                313-323-9216
                gpipas@ford.com

Go to http://media.ford.com for news releases and high-resolution photographs.


IMMEDIATE RELEASE
-----------------

FORD F-SERIES SALES ROSE 10 PERCENT IN NOVEMBER

--------------------------------------------------------------------------------

o F-Series sales were 64,737 - up 10 percent compared with a year ago.
o Ford Escape sets November record as sales increase 14 percent.
o Lincoln sales climb 17 percent.
o Volvo sets November record as sales increase 37 percent.
o Ford's overall November sales were down 2 percent, reflecting lower fleet sales.
o Planned reduction in Ford Taurus daily rental sales trims fourth quarter North American production. First quarter 2004 production is 1.03 million vehicles - equal to first quarter 2003.

--------------------------------------------------------------------------------


DEARBORN, Mich., Dec. 2 - U.S. customers purchased or leased 255,533 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in November, down 2 percent compared with a year ago. Sales to individual retail customers were equal to a year ago, but sales to fleet customers declined 10 percent.

Year-to-date, the company's sales were 3.2 million, down 4 percent compared with the same period a year ago.

"The U.S. economy is getting better by the minute," said Jim O' Connor, Ford group vice president, North America Marketing, Sales and Service. "The momentum we are seeing in the economy should provide a solid foundation for auto sales in 2004. I can't think of a better time to introduce new products, like the Ford F-150, than at the beginning of an economic upturn."

Ford's all-new F-150 truck was introduced in September and has contributed to three straight months of double-digit sales increases for Ford's F-Series truck, the best selling vehicle in America for 22 years in a row. November F-Series sales were 64,737, up 10 percent from a year ago. Over 760,000 F-Series trucks have been delivered to U.S. customers in 2003.

"The sales curve for the new F-150 is very steep," said O'Connor. "It has gone from 13 percent of total F-Series sales in September to 36 percent in November."

Sales for the Ford Escape were 14,066 (up 14 percent), bringing year-to-date sales to 153,922. Escape is the best-selling small sport utility vehicle in the United States with over 500,000 units sold since it was introduced in late 2000.

Ford Mustang sales were 11,456 (up 51 percent) as consumers responded to a mid-November announcement that the $5-a-day lease program had returned to Ford dealer showrooms. The most recent announcement coincided with a production milestone - Ford's 300-millionth vehicle. A similar offer was extended in conjunction with the company's Centennial celebration in June.

Lincoln sales climbed 17 percent in November, reflecting higher sales for the Navigator and Aviator sport utility vehicles. For the year, Lincoln sales were 6 percent higher than a year ago.

Volvo dealers delivered 10,615 units to U.S. customers in November - a new record for the month. Volvo sales were 37 percent higher than a year ago, the thirteenth month in a row of higher sales, primarily reflecting the award-winning XC90 sport utility vehicle.

The company revised its fourth quarter 2003 North American production plan downward by 20,000 units reflecting a planned reduction in Ford Taurus sales to daily rental companies. The company now plans to produce 900,000 vehicles (232,000 cars and 668,000 trucks) in the fourth quarter 2003. In the first quarter 2004, the company plans to produce 1.03 million vehicles in North America (305,000 cars and 725,000 trucks), equal to the number of vehicles produced in the first quarter 2003.